UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Steiner, Jeffrey J.
   c/o Shared Technologies Fairchild Inc.
   100 Great Meadow Road
   Wethersfield, CT  06109
   USA
2. Issuer Name and Ticker or Trading Symbol
   Shared Technologies Fairchild Inc.
   STCH
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   April 30, 1997
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)
   Vice Chairman
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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
Common Stock               |4-29-9|P   | |25,000            |A  |$5.8125    |6,225,000          |I     |(1)                        |
                           |7     |    | |                  |   |           |                   |      |                           |
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Series J Special Preferred |-     |-   |-|-                 |-  |-          |200,000            |I     |(1)                        |
Stock                      |      |    | |                  |   |           |                   |      |                           |
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
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
Series I  6% Cumulativ|$6.375  |-    |-   |-|- -        |A,D|3-13-|n/a  |Common      |3,921,5|-      |250,000     |I  |(1)         |
e Preferred           |        |     |    | |           |   |96   |     |            |68(2)  |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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
Explanation of Responses:
(1) Shares are owned by RHI Holding, Inc., a wholly-owned subsidiary of The Fairchild Corporation, of which the reporting person is Chairman and a principal stockholder.
(2) 250,000 shares of Series I 6% Cumulative Convertible Preferred Stock, with liquidation preference of $100 per share and conversion to common stock at liquidation preference amount divided by 6.375 equals 3,921,568 shares of common stock (underlying securities).
SIGNATURE OF REPORTING PERSON
Jeffrey J. Steiner  by Kenneth M. Dorros LPA
DATE
May 12, 1997